Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                     March 4, 2010

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:     AllianceBernstein Bond Fund, Inc. -
                 AllianceBernstein Multi-Asset Inflation Strategy
                 Post-Effective Amendment No. 94
                 File Nos. 2-48227 and 811-2383

Dear Ms. Stirling:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Bond Fund, Inc. on behalf of its series, AllianceBernstein Multi-Asset Inflation Strategy (the "Strategy"), as provided orally to Young Seo of this office on February 3, 2010. The Staff's comments and our responses are discussed below.

Comment 1:  Please provide the text of the summary prospectus legend regarding incorporation by reference.

Response:   "Before you invest, you may want to review the Strategy's
            Prospectus, which contains more information about the Strategy and its risks. The Strategy's Prospectus and Statement of Additional
            Information ("SAI"), both dated March 8, 2010, are incorporated by reference into this Summary Prospectus. For free paper or electronic copies of the Strategy's Prospectus and other information about the Strategy, go to http://www.alliancebernstein.com/links/mf, email a request to prorequest@alliancebernstein.com, call (800) 227-4618, or ask any financial advisor, bank, or broker-dealer who offers shares of the Strategy. Unless otherwise noted, page number references refer to the current Prospectus for this Strategy."

Comment 2:  Fees and Expenses of the Strategy: The caption, "Net Expenses", in the Annual Strategy Operating Expenses table should state "Total Annual Strategy Operating Expenses After Fee Waiver and/or Expense Reimbursement."

Response:   We have revised the disclosure in response to this comment.

Comment 3:  Fees and Expenses of the Strategy: Footnote (a) to the Annual
            Strategy Operating Expenses table is appropriate only if the fund is a new fund. Please confirm that this is the case.

Response:   We confirm that the Strategy is a new fund.

Comment 4:  Fees and Expenses of the Strategy: Please confirm that the Adviser's fee waiver described in footnote (b) to the Annual Strategy Operating Expenses table will be in place for at least one year from the date of the Prospectus.

Response:   We confirm that the Adviser's fee waiver will be in place for at least one year from the date of the Prospectus.

Comment 5:  Fees and Expenses of the Strategy: Footnote (b) to the Annual
            Strategy Operating Expenses table should include a description about who can terminate the fee waiver arrangement and under what circumstances. The statement currently included in footnote (b), "[t]his fee waiver and/or expense reimbursement agreement may not be terminated before [____________], 2011", is not sufficient.

Response:   We have revised the disclosure in response to this comment.

Comment 6:  Fees and Expenses of the Strategy: The footnote to the Examples table should be deleted because it is not required by Form N-1A, although it could be briefly incorporated into the introductory paragraph.

Response:   We have revised the disclosure in response to this comment.

Comment 7:  Principal Strategies: The investment objective of the Strategy is stated to be to maximize real return and "real return" is defined to equal "total return less the estimated effect of inflation". This definition is still difficult to comprehend and it should convey that "total return" is a sum of capital appreciation and income.

Response:   We have revised the disclosure in response to this comment.

Comment 8:  Principal Strategies: The Principal Strategies section should include a disclosure regarding how individual securities are selected for purchase and sale.

Response:   We have revised the disclosure in response to this comment.

Comment 9:  Principal Strategies: If the Strategy invests in fixed-income securities, a disclosure regarding the quality parameters that the Adviser uses should be included.

Response:   We have revised the disclosure in response to this comment.

Comment 10: Principal Strategies: The third sentence of the second paragraph states that the Strategy expects to invest in commodities, real estate securities, utility securities and infra-structure related securities. A disclosure regarding what kind of securities these are (i.e., equity securities or fixed-income securities or both) should be provided.

Response:   We have revised the disclosure in response to this comment.

Comment 11: Principal Strategies: The first sentence of the fifth paragraph states that the "[t]he Strategy will invest in both U.S. and non-U.S. Dollar-denominated instruments". A disclosure regarding what kind of securities these are (i.e., equity securities or fixed-income securities or both) should be provided.

Response:   We have revised the disclosure in response to this comment.

Comment 12: Principal Risks: The description of "Liquidity Risk" needs to be linked back to disclosure of principal strategies.

Response:   We have revised the disclosure in response to this comment.

Comment 13: Principal Risks: The description of "Diversification Risk" should include disclosure that a downturn of one security would have a greater effect on the Strategy as a whole because the Strategy invests more assets in a smaller number of issuers.

Response:   We have revised the disclosure in response to this comment.

Comment 14: Performance Information: Only the first sentence is required. The rest of the disclosure should be either streamlined or deleted.

Response:   We have revised the disclosure in response to this comment.

                                      * * *

      We hereby acknowledge that (i) the Strategy is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Strategy may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                    Sincerely,

                                                    /s/ Young Seo
                                                    -------------
                                                    Young Seo



cc:   Andrew L. Gangolf, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.





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